Mr. H.J.A. van der Zee
Chalet Reido – The Ell's
Route d'Anzère 52
Case Postale 90
1972 Anzère – Valais
Switzerland

To:
Aqua Society Inc.
Per registered mail

Anzère, 13 September 2006

RESIGNATION

Herewith I,
Hugo Johannes Adrianus van der Zee
residing
Route D'Anzère 52, 1972 Anzère, Switzerland

declare that:

I resign as per the end of this working month as board member of Aqua Society Inc.

Reasoning:
The lack of professionalism and responsibility and the absence of normal communication between the company and some of its officers prevent me from performing the main purpose of my activities, i.e. securing good governance.

Hugo J.A. van der Zee